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EXHIBIT 6.2
                                 PROMISSORY NOTE

December 15, 1998                                              Amount $50,000.00


FOR VALUE RECEIVED, the undersigned, Total Film Group, 9107 Wilshire Blvd, Suite 475, Beverly Hills, Ca. 90210 ("Maker") promises to pay to the order of Merchants T&F, 445 Fifth Avenue, New York, NY 10016 ("Payee"), the principal sum of Fifty Thousand Dollars ($50,000), on or before February 18, 1999.

In the event of a failure of the undersigned to make any payment due hereunder as and when due, Payee shall have the right to take all action necessary to collect said payment from the undersigned and the undersigned agrees to pay all costs of such collection, including, without limitation, reasonable attorney's fees. The undersigned waives presentment, demand and protest, and all notices thereto.


                                       By: /s/ Gerald Green, President
                                       Total Film Group, Inc.